[Net2Phone Letterhead]

May 16, 2005

VIA TELECOPIER AND ELECTRONIC TRANSMISSION
Larry M. Spirgel
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Mail Stop 0407

Re:	Net2Phone, Inc. Form 10-K for the fiscal year ended July 31, 2004 Filed October 14, 2004

Form 10-Q for the quarter ended October 31, 2004 File No. 0-26763

Dear Mr. Spirgel:

     We are responding to what we believe is the one remaining open issue from your letter dated December 15, 2004 (the “Comment Letter”) and our letters to you in response dated January 14, 2005, March 16, 2005 and March 30, 2005 (the “Response Letters”) and several follow-up telephone calls, relating to the filings referenced above (the “Filings”). For your convenience, we have repeated the Staff’s comment below prior to our response.

Form 10-K for the fiscal year ended July 31, 2004

Note 2 – Summary of Significant Accounting Policies

     Revenue Recognition

6.	We note that you recognize revenue from pre-payments for services after you conduct evaluations of outstanding, remaining pre-payment balances and determine, based on historical data, that such balances are not likely to be utilized. Please clarify the nature of these services and tell us the terms of the agreement. Tell us how you determine that it is appropriate to recognize revenue before you have no further obligations with respect to the pre-paid services. Also, describe for us the amount and nature of the historical transactions which you use to support your accounting policy.

     We have addressed the questions outlined in the above comment #6 in the Response Letters. You have asked for further information about the adjustments we have recorded to our deferred revenue liability over the past several years, and this response is designed to respond to this additional request for information.

     In many of the twelve fiscal quarters beginning with and including the quarter ended April 30, 2002, we recorded reductions in revenue as a result of quarterly reviews of our deferred revenue database and the related liability to reflect prepayments by customers. During this time, management was not able to determine in which prior periods deferred revenue and revenue may have been misstated and by how much. In addition, management determined that each of the reductions in revenue was not material to the results of operations in the period in which it occurred. Therefore, we recorded these adjustments in the then current quarters.

     During the period from Net2Phone’s inception through April 30, 2002, we calculated breakage revenue, which was based on historical information regarding the percentage of prepayments for which it was probable and estimable that the customer would not require service. It became apparent in the third quarter of fiscal 2002, however, that our deferred revenue liability did not adequately reflect our liability to provide service to our customers. We believed at that time that the understatement of deferred revenue was the result of the estimated breakage percentage applied in prior periods being too high. Accordingly, we recorded an adjustment to increase the deferred revenue balance by $5.0 million, with a corresponding decrease to our revenue in the third quarter of fiscal 2002. We were unable to determine in which prior periods deferred revenue and revenue may have been misstated and by how much because there was no information available at the time to determine the proper estimate of breakage revenue by period that should have been applied in each of those prior periods to the amounts that were recorded through the inaccurate estimates.

     In that and each subsequent quarter, we have performed an analysis of our deferred revenue balance pursuant to our revenue recognition policy, the disclosure of which was updated to reflect this process in our fiscal 2002 Form 10-K and further updated in our second quarter fiscal 2005 Form 10-Q. These analyses often resulted in additional adjustments to the deferred revenue and revenue balances, which, when all of the quarterly adjustments are taken together, totaled $12.0 million over the period April 30, 2002 through January 31, 2005. However, we continue to have no methodology available to determine to which prior periods these adjustments may have related, nor could we determine the amount by which any given prior period’s deferred revenue and revenue balances may have been misstated because there is no information available to determine the proper estimate of breakage revenue by period that should have been applied in each of those prior periods to the amounts that were recorded through the inaccurate estimates.

     We considered, with respect to both Net2Phone as a whole and its segments, whether the adjustments materially affected financial results in the periods in which they were recorded, whether the adjustments resulted in material changes in the trends of the results of our operations, and whether the effect of the adjustments warranted a restatement of any prior period. Accordingly, we quantified the impact of the adjustments through the attached Exhibits 1-12.

     As discussed further below, we concluded that had the effect of these adjustments been recorded in earlier periods, the financial results of Net2Phone would not have been materially different from those presented in our Form 10-Ks and 10-Qs for each of the periods in which the adjustments were in fact recorded, that the trends in the results of our operations would not have materially changed (i.e., a net loss would not have been changed to net income, and vice versa), and, accordingly, a restatement to an earlier period was not required.

     We further concluded that even if a restatement to an earlier period might have been warranted, it would not be possible with any meaningful degree of precision due to the lack of information to determine which earlier period or periods prior to April 30, 2002 should be restated and by what amount.

Revenue

     As reflected in Exhibit 1, the amounts of the adjustments in revenue were compared to the total revenue that was reported in each of the respective periods. It is our conclusion that in all cases the amount of the adjustment is not sufficiently material to require restatement to a prior period. With respect to the two adjustments with the largest impact on revenue, the $5.0 million adjustment in the quarter ended April 30, 2002 (16.4% of revenue as reported) did not have any impact on revenue trends, as discussed below, nor was it material to net loss for that quarter (3.6%) or the year ended July 31, 2002 (2.0%). The adjustment of $2.0 million in the quarter ended January 31, 2005 (11.0% of revenue as reported) was material to net loss for the quarter (18.6%), but is not expected to be material to our results for the fiscal year ending July 31, 2005. Therefore, in accordance with paragraph 38 of APB 20, the second quarter fiscal 2005 adjustment was fully disclosed and discussed in the Form 10-Q for that quarter.

     With respect to revenue trends, as reflected in Exhibit 2, revenue that would have been reported in a given period had the adjustment not been recorded in that period was compared to revenue in the corresponding year earlier period that would have been reported had the adjustment in that year not been recorded. The percentage change from year to year was calculated and compared to the percentage change in the year to year revenue as reported in the respective Form 10-Qs and 10-Ks. In all cases but four, the direction of change would have been the same. In the four instances where it would not have been, the difference did not change the trend results for that full fiscal year (the trend for the six months ended January 31, 2005 did change, and as discussed above disclosure of the adjustment was provided in the second quarter Form 10-Q). Specifically, in the fourth quarter of fiscal 2004 compared with the fourth quarter of fiscal 2003, the adjustment changed the trend from a decrease in revenue (5.9%) to a modest increase (0.7%). However, it did not change the trend from the immediately preceding quarter, nor did it change the trend for the full fiscal year. Similarly, the trend from the first quarter of fiscal 2004 to the first quarter of fiscal 2005 changed very slightly as the result of the adjustments. Without the adjustments, revenue remained flat ($20.6 million in both periods). Factoring in the adjustments, revenue declined slightly from $20.4 million to $20.3 million. We do not believe such a change was material to investors. In the other instances, the quarter and six months ended January 31, 2005, the adjustment was fully disclosed and discussed in the Form 10-Q for that period.

     We also examined the trend relating to the results in a quarter as related to the immediately preceding quarter. In every period, the direction of change in revenue, either increase or decrease, was the same whether it was looked at on an as reported basis or on the basis of what revenue would have been had the adjustment not been recorded.

     We therefore concluded that in considering both materiality of the adjustment in the reporting period and any effect the adjustment might have had on trends, an investor would not have been likely to reach a different conclusion regarding an evaluation of Net2Phone because of the effect of the adjustments to revenue.

     In terms of segment information, the adjustments to revenue relate solely to the operations of our Net2Phone Global Services, or NGS, segment and have no relevance to our Net2Phone Cable Telephony, or NCT, segment. In addition, quarterly results by segment were first reported in the Form 10-Q for the period ended October 31, 2003. Prior to that date, investors would not have had segment information available to them. As reflected in Exhibit 3, for all periods in which segment results were reported on a quarterly basis, the adjustments were not material to reported revenue. For the quarter ended January 31, 2005, full disclosure and discussion of the adjustment was provided in the Form 10-Q for that period. In addition, as reflected in Exhibit 4, the adjustments did not adversely impact revenue trends within the segment. The trend relating to revenue in a quarter as related to the immediately preceding quarter indicates that in every period the direction of change in revenue was the same whether it was looked at on an as reported basis or on the basis of what revenue would have been had the adjustment not been recorded. In addition, with the exception of the fourth quarter of fiscal 2004 compared with the fourth quarter of fiscal 2003, the trends in revenue for each quarter and year to date period that would have been reported had the adjustments not been recorded, when compared to the year earlier period on the same basis, reflect the same trend. With respect to the fourth quarter of fiscal 2004 compared with the fourth quarter of fiscal 2003, the adjustment changed the trend from a decrease in revenue (6.1%) to a modest increase (0.6%). However, as previously mentioned it did not change the trend from the immediately preceding quarter, nor did it change the trend for the full fiscal year.

Income (loss) from operations

     Since the adjustments to revenue are the result of changes to the deferred revenue account, there are no corresponding adjustments to direct cost of revenue or other expense accounts. As a result, the changes in revenue affect, dollar for dollar, income (loss) from operations, net income (loss) and other measurements of results of operations. As reflected in Exhibit 5, the amounts of the adjustments in revenue were compared to the total income (loss) from operations as reported. It is our conclusion that in all cases the amount of the adjustment is not sufficiently material to require restatement to a prior period. With respect to the 39.2% impact on the full year of fiscal 2003, which while on its face is material, we note that no one quarter in the year was affected to such a degree and that if not for the significant gain of $58.0 million resulting from the non-recurring settlement of Cisco litigation in the first quarter of fiscal 2003, the adjustments in that year would have been only 7.7% of the loss that would have been reported. In addition, as pointed out below, the trend for the full year of fiscal 2003 did not change. With respect to the 18.6% impact in the quarter ended January 31, 2005, as previously noted, that adjustment was fully disclosed and discussed in the Form 10-Q for that period.

     With respect to trends, as reflected in Exhibit 6, income (loss) from operations that would have been reported in a given period had the adjustment not been recorded in that period was compared to income (loss) from operations in the corresponding year earlier period that would have been reported had the adjustment in that year not been recorded. The percentage change from year to year was calculated and compared to the percentage change in the year to year income (loss) from operations as reported in the respective Form 10-Qs and 10-Ks. In all cases but one, the direction of change was the same. In the one case that period, the six months ended January 31, 2005, the change in direction was small and the significant adjustment for that period was disclosed and discussed in the Form 10-Q for that period.

     We also examined the trend relating to the results in a quarter as related to the immediately preceding quarter. In every period but one the direction of change in income (loss) from operations, either increase or decrease, was the same whether it was looked at on an as reported basis or on the basis of what revenue would have been had the adjustment not been recorded. In the one case that period, the quarter ended January 31, 2005, the change in direction was small and the significant adjustment for that period was disclosed and discussed in the Form 10-Q for that period.

     We therefore concluded that in considering both materiality of the adjustment in the reporting period and any effect the adjustment might have had on trends, an investor would not have been likely to reach a different conclusion regarding an evaluation of Net2Phone because of the effect of the adjustments on income (loss) from operations. In addition, management does not place emphasis on our income (loss) from operations in our quarterly earnings release, nor does management believe investors and analysts place emphasis on income (loss) from operations.

Net Income (Loss)

     As reflected in Exhibit 7, the amounts of the adjustments were compared to the total reported net income (loss) in each period. It is our conclusion that in all cases the amount of the adjustment is not sufficiently material to require restatement to a prior period. With respect to the 22.2% impact on the full year of fiscal 2003, which while on its face is material, we note that if not for the significant gain of $58.0 million resulting from the non-recurring settlement of Cisco litigation in the first quarter of fiscal 2003, the effect of the adjustments on that year would only have been 9.1%. Although the 13.7% impact of the adjustment in the fourth quarter of fiscal 2003 was significant, as pointed out below, the trends during this period did not change as a result of the adjustment. With respect to the 18.6% impact in the quarter ended January 31, 2005, as previously noted, that adjustment was fully disclosed and discussed in the Form 10-Q for that period.

     With respect to trends, as reflected in Exhibit 8, net income (loss) that would have been reported in a given period had the adjustment not been recorded in that period was compared to net income (loss) in the corresponding year earlier period that would have been reported had the adjustment in that year not been recorded. The percentage change from year to year was calculated and compared to the percentage change in the year to year net income (loss) as reported in the respective Form 10-Qs and 10-Ks. In all but one case the direction of change was the same. In the one case, the quarter ended January 31, 2005, the change in direction was small and the adjustment for that period was fully disclosed and discussed in the Form 10-Q for that period, and the impact to net loss for the year ending July 31, 2005 is not expected to be material.

     We also examined the trend relating to the results in a quarter as related to the immediately preceding quarter. In every period, the direction of change in net income (loss), either increase or decrease, was the same whether it was looked at on an as reported basis or on the basis of what revenue would have been had the adjustment not been recorded.

     We therefore conclude that in considering both materiality of the adjustment in the reporting period and any effect the adjustment might have had on trends, an investor would not have been likely to reach a different conclusion regarding an evaluation of Net2Phone because of the effect of the adjustments on net income (loss).

     With respect to segment income (loss), as reflected in Exhibit 9, the adjustments were significant in some quarters on a percentage basis relative to segment income as a direct result of the segment income amounts being close to break even. Furthermore, management has consistently emphasized the growth opportunities within the NCT segment, which was and remains in a start up mode, and believes that analysts’ and investors’ valuation of Net2Phone stock is primarily driven by their assessment of those NCT growth opportunities. As we have explained above, the revenue adjustments did not pertain to the NCT segment.

     In a similar manner, as reflected in Exhibit 10, when comparing current period segment income (loss) to same period in the prior year as if the revenue adjustments had not been recorded in either period, the direction of change in segment income (loss) in many cases changes because the adjustments are being reflected relative to a very low amount of NGS segment income. However, when comparing a current quarter as reported to the immediately preceding quarter on the same basis, the trend is more consistent.

Net income (loss) before special and non-cash items

     In our quarterly earnings releases, management emphasizes “net income (loss) before special and non-cash items”, a non-GAAP measurement which reports our operating results adjusted to exclude certain special and non-cash items. As reflected in Exhibit 11, many of the adjustments are significant relative to net income (loss) before special and non-cash items in a given period, but this is a function of the net income (loss) before special and non-cash items being relatively low. We believe that the impact as a percentage of absolute dollars is not nearly as important as whether trends would have been reversed, income would have been changed to a loss or vice versa or whether expectations would have been different. Exhibit 12 reflects that by each of these measures there was, with very limited exception, no significant impact. In no instance did income change to a loss or a loss change to income, in most cases the results of a quarter compared to the immediately preceding quarter reflected a consistent trend with or without the adjustment, and in most cases the results of a quarter compared to the corresponding quarter in the prior year, also reflected a consistent trend with or without the adjustment.

     In summary, we evaluated the following considerations in reaching our conclusion that the adjustments to revenue were not material:

Consideration

     Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

Conclusion

     The misstatement does not arise from an item capable of precise measurement but rather is the result of a review of historical calling plan data which combines both quantitative and subjective elements. Our revenue recognition policy states: “Pre-payments for communications services are deferred and recognized as revenue as the communications services are provided, service charges are levied or remaining balances expire. We conduct evaluations of outstanding pre-paid balances that do not have expiration dates or service fees associated with them to determine, based on historical data, whether such balances are likely to be utilized. The balances likely to be utilized are reconciled to our deferred revenue account and deferred revenue is increased or decreased accordingly to properly reflect our liability.” In addition, we have no methodology available to determine which prior periods these adjustments may have related to, nor can it determine the amount by which any given prior period’s deferred revenue and revenue balances may have been misstated.

Consideration

     Whether the misstatement masks a change in earnings or other trends.

Conclusion

     As discussed above, the misstatement did not mask any change in net income (loss) other than in the most recent quarter. The adjustment for that period, the quarter ended January 31, 2005, was fully disclosed and discussed in the Form 10-Q for that quarter. With few exceptions, the impact on other trends did not change, as are discussed in detail above.

Consideration

     Whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise.

Conclusion

     The adjustments did not hide a failure to meet analyst expectations for Net2Phone. On the contrary, while we may have missed analysts’ revenue and income expectations on occasion, the adjustments lowered revenue and income from what would have been reported had the adjustments not been recorded. In addition, in our press releases and during our conference calls, emphasis is placed on net income (loss) before special and non-cash items rather than income (loss) from operations and net income/(loss). While the impact of the adjustments to reported net income (loss) before special and non-cash items in some periods might be deemed to be material, it is primarily a function of the adjustment being applied against a modest base. In no instance did income change to a loss or a loss change to income, and in most cases the results of a quarter compared to the immediately preceding quarter reflected a consistent trend with or without the adjustment, and when comparing the results of a quarter to the corresponding quarter in the prior year, the primary recurring significant difference is in the quarter ended January 31, 2005, for which the adjustment was fully disclosed and discussed in the Form 10-Q for that period. Furthermore, management has consistently emphasized the growth opportunities within the NCT segment, and believes that analysts’ and investors’ valuation of Net2Phone stock is primarily driven by their assessment of those NCT growth opportunities. The revenue adjustments did not pertain to the NCT segment.

Consideration

     Whether the misstatement changes a loss into income or vice versa.

Conclusion

     As discussed above, had the adjustments not been recorded in each of their respective periods, no loss would have changed into income nor would have income changed to a loss in any of the periods.

Consideration

     Whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability.

Conclusion

     The impact of the adjustments relate solely to the NGS segment. Although none of the dollar impacts of the adjustments to revenue were material, nor would any revenue trends have significantly changed, the adjustments were significant on a percentage basis for some quarters relative to segment income as a direct result of the segment income amounts being relatively modest. The results of operations of Net2Phone in each of the periods were far more impacted by the activities of the NCT segment, which is in a start up investment mode. Our management has consistently emphasized the growth opportunities within the NCT segment and believes that analysts’ and investors’ valuation of Net2Phone stock is primarily driven by their assessment of those NCT growth opportunities.

Consideration

     Whether the misstatement effects the registrant's compliance with regulatory requirements.

Conclusion

     The misstatement did not impact any of our regulatory requirements.

Consideration

     Whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements.

Conclusion

     We do not have any debt, loan covenants, or other contractual requirements that were affected by the misstatement.

Consideration

     Whether the misstatement has the effect of increasing management's compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

Conclusion

     The misstatement did not affect management compensation.

Consideration

     Whether the misstatement involves concealment of an unlawful transaction.

Conclusion

     The misstatement did not involve concealment of any unlawful transaction.

     Based on the above analysis, we determined that the impact of recording the adjustments in each of the respective periods was not then and is not now material and does not require Net2Phone to restate any of its prior periods. Our independent auditors during this period, Ernst & Young, concurred with our conclusions, and their national office has also concurred after recently reviewing this determination. In addition, we determined and local and national Ernst & Young management concurred that even if a restatement to an earlier period might have been warranted, it would not be possible with any degree of precision due to a lack of information to determine which earlier period or periods should be restated and by what amount such earlier period(s) would be restated.

     In a related follow-up to our most recent telephone conversation with the Staff, we examined the database information and prior analyses of that database information to determine whether it is feasible for us to reclassify certain revenue, that which would be deemed “breakage” revenue, to a “miscellaneous income” line item in our financial statements. It is important to note that the process we use to evaluate the adequacy of our deferred revenue liability has resulted in increases to the deferred liability account and corresponding reductions in revenue in previous fiscal quarters. The process has never resulted in a decrease in deferred revenue and corresponding increase in revenue. Unfortunately, due to the nature of the deferred revenue adequacy analyses we performed, adjusting the balance sheet account on a net basis, and the inadequate level of detail preserved from those analyses and available from prior period databases, we are unable to calculate such reclassifications other than for the most recent fiscal period, the quarter ended January 31, 2005. The reclassification for that period will be $353,000 from revenue to miscellaneous income (from operations), and will be reflected in segment results. We believe if prior period information were quantifiable, prior reclassifications would be similarly immaterial. We will adjust our processes on a going forward basis to isolate “breakage” revenue, if any, and record it as miscellaneous income.

     We hope that the foregoing has been responsive to the Staff’s additional comments and questions. Any questions or comments regarding this letter or the Filings should be directed either to the undersigned at (973) 438-3450 or Glenn J. Williams, Executive Vice President, Business & Legal Affairs and General Counsel, at (973) 438-3066.

Sincerely,

/s/ Arthur Dubroff Arthur Dubroff Chief Financial Officer

cc:	Glenn J. Williams, Esq., Net2Phone, Inc. Marc S. Dieli, Ernst & Young LLP Robert M. Hayward, Esq., Kirkland & Ellis LLP

Exhibit 1

Revenue
Materiality of adjustment in same period
(Amounts in thousands)
Quarter Ended	Revenue as reported	Adjustment	Adjustment as % of revenue as reported

10/31/2001	42,891
1/31/2002	37,839
4/30/2002	30,563	5,000	16.4%
7/31/2002	26,562	775	2.9%
Fiscal year 2002	137,855	5,775	4.2%

10/31/2002	23,948	1,150	4.8%
1/31/2003	23,051	596	2.6%
4/30/2003	23,788	515	2.2%
7/31/2003	20,963	1,475	7.0%
Fiscal year 2003	91,750	3,736	4.1%

10/31/2003	20,405	160	0.8%
1/31/2004	19,812	111	0.6%
4/30/2004	21,451
7/31/2004	21,111
Fiscal year 2004	82,779	271	0.3%

10/31/2004	20,309	286	1.4%
1/31/2005	17,984	1,971	11.0%
YTD FY2005	38,293	2,257	5.9%

Exhibit 2

Revenue
Trends
(Amounts in thousands)
Quarter Ended	Revenue as reported	Prior Yr. Period as reported	Change in as reported	% change Results improved (declined)	Add back adjustment	Adjusted revenue current period	Adjusted revenue prior year period	Change in adjusted compared to adjusted in prior year period	% change Results improved (declined)	Same trend re prior year period?	Same trend re immediately preceding quarter?

10/31/2001	42,891	30,809	12,082	39.2%		42,891	30,809	12,082	39.2%
1/31/2002	37,839	34,653	3,186	9.2%		37,839	34,653	3,186	9.2%
4/30/2002	30,563	40,614	(10,051)	-24.7%	5,000	35,563	40,614	(5,051)	-12.4%	Yes	Yes
7/31/2002	26,562	44,122	(17,560)	-39.8%	775	27,337	44,122	(16,785)	-38.0%	Yes	Yes
Fiscal year 2002	137,855	150,198	(12,343)	-8.2%	5,775	143,630	150,198	(6,568)	-4.4%	Yes

10/31/2002	23,948	42,891	(18,943)	-44.2%	1,150	25,098	42,891	(17,793)	-41.5%	Yes	Yes
1/31/2003	23,051	37,839	(14,788)	-39.1%	596	23,647	37,839	(14,192)	-37.5%	Yes	Yes
4/30/2003	23,788	30,563	(6,775)	-22.2%	515	24,303	35,563	(11,260)	-31.7%	Yes	Yes
7/31/2003	20,963	26,562	(5,599)	-21.1%	1,475	22,438	27,337	(4,899)	-17.9%	Yes	Yes
Fiscal year 2003	91,750	137,855	(46,105)	-33.4%	3,736	95,486	143,630	(48,144)	-33.5%	Yes

10/31/2003	20,405	23,948	(3,543)	-14.8%	160	20,565	25,098	(4,533)	-18.1%	Yes	Yes
1/31/2004	19,812	23,051	(3,239)	-14.1%	111	19,923	23,647	(3,724)	-15.7%	Yes	Yes
4/30/2004	21,451	23,788	(2,337)	-9.8%		21,451	24,303	(2,852)	-11.7%	Yes	Yes
7/31/2004	21,111	20,963	148	0.7%		21,111	22,438	(1,327)	-5.9%	No	Yes
Fiscal year 2004	82,779	91,750	(8,971)	-9.8%	271	83,050	95,486	(12,436)	-13.0%	Yes

10/31/2004	20,309	20,405	(96)	-0.5%	286	20,595	20,565	30	0.1%	No	Yes
1/31/2005	17,984	19,812	(1,828)	-9.2%	1,971	19,955	19,923	32	0.2%	No	Yes
YTD FY2005	38,293	40,217	(1,924)	-4.8%	2,257	40,550	40,488	62	0.2%	No

Exhibit 3

NGS Segment
Revenue
Materiality of adjustment in same period
(Amounts in thousands)
Quarter Ended	Segment revenue as reported	Adjustment	Adjustment as % of segment revenue as reported

10/31/2001	(Segment
1/31/2002	results
4/30/2002	not reported	5,000
7/31/2002	in these	775
Fiscal year 2002	periods)	5,775

10/31/2002	23,702	1,150	4.9%
1/31/2003	22,950	596	2.6%
4/30/2003	23,601	515	2.2%
7/31/2003	20,878	1,475	7.1%
Fiscal year 2003	91,131	3,736	4.1%

10/31/2003	20,360	160	0.8%
1/31/2004	19,720	111	0.6%
4/30/2004	20,058
7/31/2004	21,000
Fiscal year 2004	81,137	271	0.3%

10/31/2004	19,978	286	1.4%
1/31/2005	17,654	1,971	11.2%
YTD FY2005	37,632	2,257	6.0%

Exhibit 4

Segment Revenue – NGS
Trends
(Amounts in thousands)
Quarter Ended	Segment revenue as reported	Prior Yr. Period as reported	Change in as reported	% change Results improved (declined)	Add back adjustment	Adjusted revenue current period	Adjusted revenue prior year period	Change in adjusted compared to adjusted in prior year period	% change Results improved (declined)	Same trend re prior year period?	Same trend re immediately preceding quarter?

10/31/2001	(Segment
1/31/2002	results not
4/30/2002	reported				5,000
7/31/2002	in these				775
Fiscal year 2002	periods)				5,775

10/31/2002	23,702	0	23,702	n/a	1,150	24,852		24,852	n/a
1/31/2003	22,950	0	22,950	n/a	596	23,546		23,546	n/a
4/30/2003	23,601	0	23,601	n/a	515	24,116		24,116	n/a
7/31/2003	20,878	0	20,878	n/a	1,475	22,353		22,353	n/a
Fiscal year 2003	91,131	0	91,131	n/a	3,736	94,867		94,867	n/a

10/31/2003	20,360	23,702	(3,342)	-14.1%	160	20,520	24,852	(4,332)	-17.4%	Yes	Yes
1/31/2004	19,720	22,950	(3,230)	-14.1%	111	19,831	23,546	(3,715)	-15.8%	Yes	Yes
4/30/2004	20,058	23,601	(3,543)	-15.0%		20,058	24,116	(4,058)	-16.8%	Yes	Yes
7/31/2004	21,000	20,878	122	0.6%		21,000	22,353	(1,353)	-6.1%	No	Yes
Fiscal year 2004	81,137	91,131	(9,994)	-11.0%	271	81,408	94,867	(13,459)	-14.2%	Yes	Yes

10/31/2004	19,978	20,360	(382)	-1.9%	286	20,264	20,520	(256)	-1.2%	Yes	Yes
1/31/2005	17,654	19,720	(2,066)	-10.5%	1,971	19,625	19,831	(206)	-1.0%	Yes	Yes
YTD FY2005	37,632	40,080	(2,448)	-6.1%	2,257	39,889	40,351	(462)	-1.1%	Yes	Yes

4

Exhibit 5

Income (loss) from operations				Income (loss) from operations
Materiality of adjustment in same period				Without Cisco gain
(Amounts in thousands)

Quarter Ended	Inc (loss) from operations as reported	Adjustment	Adjustment as % of inc (loss) from operations as reported	Quarter Ended	Inc (loss) from operations as reported	Adjustment	Adjustment as % of inc (loss) from operations as reported

10/31/2001	(50,680)			10/31/2001	(50,680)
1/31/2002	(50,036)			1/31/2002	(50,036)
4/30/2002	(139,582)	5,000	-3.6%	4/30/2002	(139,582)	5,000	-3.6%
7/31/2002	(17,496)	775	-4.4%	7/31/2002	(17,496)	775	-4.4%
Fiscal year 2002	(257,794)	5,775	-2.2%	Fiscal year 2002	(257,794)	5,775	-2.2%

10/31/2002	45,467	1,150	2.5%	10/31/2002	(12,567)	1,150	-9.2%
1/31/2003	(9,964)	596	-6.0%	1/31/2003	(9,964)	596	-6.0%
4/30/2003	(9,831)	515	-5.2%	4/30/2003	(9,831)	515	-5.2%
7/31/2003	(16,140)	1,475	-9.1%	7/31/2003	(16,140)	1,475	-9.1%
Fiscal year 2003	9,532	3,736	39.2%	Fiscal year 2003	(48,502)	3,736	-7.7%

10/31/2003	(7,640)	160	-2.1%	10/31/2003	(7,640)	160	-2.1%
1/31/2004	(10,922)	111	-1.0%	1/31/2004	(10,922)	111	-1.0%
4/30/2004	392			4/30/2004	392
7/31/2004	(7,214)			7/31/2004	(7,214)
Fiscal year 2004	(25,384)	271	-1.1%	Fiscal year 2004	(25,384)	271	-1.1%

10/31/2004	(9,020)	286	-3.2%	10/31/2004	(9,020)	286	-3.2%
1/31/2005	(10,593)	1,971	-18.6%	1/31/2005	(10,593)	1,971	-18.6%
YTD FY2005	(19,613)	2,257	-11.5%	YTD FY2005	(19,613)	2,257	-11.5%

Exhibit 6

Income (loss) from operations
Trends
(Amounts in thousands)
Quarter Ended	Inc (loss) from operations as reported	Prior Yr. Period as reported	Change in as reported	% change Results improved (declined)	Add back adjustment	Adjusted revenue current period	Adjusted revenue prior year period	Change in adjusted compared to adjusted in prior year period	% change Results improved (declined)	Same trend re prior year period?	Same trend re immediately preceding quarter?

10/31/2001	(50,680)	(28,295)	(22,385)	-79.1%		(50,680)	(28,295)	(22,385)	-79.1%
1/31/2002	(50,036)	(69,739)	19,703	28.3%		(50,036)	(69,739)	19,703	28.3%
4/30/2002	(139,582)	(110,126)	(29,456)	-26.7%	5,000	(134,582)	(110,126)	(24,456)	-22.2%	Yes	Yes
7/31/2002	(17,496)	(32,050)	14,554	45.4%	775	(16,721)	(32,050)	15,329	47.8%	Yes	Yes
Fiscal year 2002	(257,794)	(240,210)	(17,584)	-7.3%	5,775	(252,019)	(240,210)	(11,809)	-4.9%	Yes

10/31/2002	45,467	(50,680)	96,147	189.7%	1,150	46,617	(50,680)	97,297	192.0%	Yes	Yes
1/31/2003	(9,964)	(50,036)	40,072	80.1%	596	(9,368)	(50,036)	40,668	81.3%	Yes	Yes
4/30/2003	(9,831)	(139,582)	129,751	93.0%	515	(9,316)	(134,582)	125,266	93.1%	Yes	Yes
7/31/2003	(16,140)	(17,496)	1,356	7.8%	1,475	(14,665)	(16,721)	2,056	12.3%	Yes	Yes
Fiscal year 2003	9,532	(257,794)	267,326	103.7%	3,736	13,268	(252,019)	265,287	105.3%	Yes

10/31/2003	(7,640)	45,467	(53,107)	-116.8%	160	(7,480)	46,617	(54,097)	-116.0%	Yes	Yes
1/31/2004	(10,922)	(9,964)	(958)	-9.6%	111	(10,811)	(9,368)	(1,443)	-15.4%	Yes	Yes
4/30/2004	392	(9,831)	10,223	104.0%		392	(9,316)	9,708	104.2%	Yes	Yes
7/31/2004	(7,214)	(16,140)	8,926	55.3%		(7,214)	(14,665)	7,451	50.8%	Yes	Yes
Fiscal year 2004	(25,384)	9,532	(34,916)	-366.3%	271	(25,113)	13,268	(38,381)	-289.3%	Yes

10/31/2004	(9,020)	(7,640)	(1,380)	-18.1%	286	(8,734)	(7,480)	(1,254)	-16.8%	Yes	Yes
1/31/2005	(10,593)	(10,922)	329	3.0%	1,971	(8,622)	(10,811)	2,189	20.2%	Yes	No
YTD FY2005	(19,613)	(18,562)	(1,051)	-5.7%	2,257	(17,356)	(18,291)	935	5.1%	No

Exhibit 7

Net Income (Loss)				Net Income (Loss)
Materiality of adjustment in same period				Without Cisco gain
(Amounts in thousands)

Quarter Ended	Net income (loss) as reported	Adjustment	Adjustment as % of net income (loss) as reported	Quarter Ended	Net income (loss) as reported	Adjustment	Adjustment as % of net income (loss) as reported

10/31/2001	(41,355)			10/31/2001	(41,355)
1/31/2002	(46,314)			1/31/2002	(46,314)
4/30/2002	(138,492)	5,000	-3.6%	4/30/2002	(138,492)	5,000	-3.6%
7/31/2002	(19,767)	775	-3.9%	7/31/2002	(19,767)	775	-3.9%
Fiscal year 2002	(245,928)	5,775	-2.3%	Fiscal year 2002	(245,928)	5,775	-2.3%

10/31/2002	46,124	1,150	2.5%	10/31/2002	(11,910)	1,150	-9.7%
1/31/2003	(9,241)	596	-6.4%	1/31/2003	(9,241)	596	-6.4%
4/30/2003	(9,289)	515	-5.5%	4/30/2003	(9,289)	515	-5.5%
7/31/2003	(10,800)	1,475	-13.7%	7/31/2003	(10,800)	1,475	-13.7%
Fiscal year 2003	16,795	3,736	22.2%	Fiscal year 2003	(41,240)	3,736	-9.1%

10/31/2003	5,098	160	3.1%	10/31/2003	5,098	160	3.1%
1/31/2004	(9,522)	111	-1.2%	1/31/2004	(9,522)	111	-1.2%
4/30/2004	(462)			4/30/2004	(462)
7/31/2004	(6,282)			7/31/2004	(6,282)
Fiscal year 2004	(11,168)	271	-2.4%	Fiscal year 2004	(11,168)	271	-2.4%

10/31/2004	(8,243)	286	-3.5%	10/31/2004	(8,243)	286	-3.5%
1/31/2005	(10,603)	1,971	-18.6%	1/31/2005	(10,603)	1,971	-18.6%
YTD FY2005	(18,846)	2,257	-12.0%	YTD FY2005	(18,846)	2,257	-12.0%

Exhibit 8

Net income (loss)
Trends
(Amounts in thousands)
Quarter Ended	Net income (loss) as reported	Prior Yr. Period as reported	Change in as reported	% change Results improved (declined)	Add back adjustment	Adjusted revenue current period	Adjusted revenue prior year period	Change in adjusted compared to adjusted in prior year period	% change Results improved (declined)	Same trend re prior year period?	Same trend re immediately preceding quarter?

10/31/2001	(41,355)	(5,172)	(36,183)	-699.6%		(41,355)	(5,172)	(36,183)	-699.6%
1/31/2002	(46,314)	(176,221)	129,907	73.7%		(46,314)	(176,221)	129,907	73.7%
4/30/2002	(138,492)	(118,880)	(19,612)	-16.5%	5,000	(133,492)	(118,880)	(14,612)	-12.3%	Yes	Yes
7/31/2002	(19,767)	(65,702)	45,935	69.9%	775	(18,992)	(65,702)	46,710	71.1%	Yes	Yes
Fiscal year 2002	(245,928)	(365,976)	120,048	32.8%	5,775	(240,153)	(365,976)	125,823	34.4%	Yes

10/31/2002	46,124	(41,355)	87,479	211.5%	1,150	47,274	(41,355)	88,629	214.3%	Yes	Yes
1/31/2003	(9,241)	(46,314)	37,073	80.0%	596	(8,645)	(46,314)	37,669	81.3%	Yes	Yes
4/30/2003	(9,289)	(138,492)	129,203	93.3%	515	(8,774)	(133,492)	124,718	93.4%	Yes	Yes
7/31/2003	(10,800)	(19,767)	8,967	45.4%	1,475	(9,325)	(18,992)	9,667	50.9%	Yes	Yes
Fiscal year 2003	16,795	(245,928)	262,723	106.8%	3,736	20,531	(240,153)	260,684	108.5%	Yes

10/31/2003	5,098	46,124	(41,026)	-88.9%	160	5,258	47,274	(42,016)	-88.9%	Yes	Yes
1/31/2004	(9,522)	(9,241)	(281)	-3.0%	111	(9,411)	(8,645)	(766)	-8.9%	Yes	Yes
4/30/2004	(462)	(9,289)	8,827	95.0%		(462)	(8,774)	8,312	94.7%	Yes	Yes
7/31/2004	(6,282)	(10,800)	4,518	41.8%		(6,282)	(9,325)	3,043	32.6%	Yes	Yes
Fiscal year 2004	(11,168)	16,795	(27,963)	-166.5%	271	(10,897)	20,531	(31,428)	-153.1%	Yes

10/31/2004	(8,243)	5,098	(13,341)	-261.7%	286	(7,957)	5,258	(13,215)	-251.3%	Yes	Yes
1/31/2005	(10,603)	(9,522)	(1,081)	-11.4%	1,971	(8,632)	(9,411)	779	8.3%	No	Yes
YTD FY2005	(18,846)	(4,424)	(14,422)	-326.0%	2,257	(16,589)	(4,153)	(12,436)	-299.4%	Yes

Exhibit 9

NGS Segment
Segment income (loss)
Materiality of adjustment in same period
(Amounts in thousands)
Quarter Ended	NGS segment income (loss) as reported	Adjustment	Adjustment as % of NGS segment income (loss) as reported

10/31/2001	(Segment
1/31/2002	results
4/30/2002	not reported	5,000
7/31/2002	in these	775
Fiscal year 2002	periods)	5,775

10/31/2002	465	1,150	247.3%
1/31/2003	831	596	71.7%
4/30/2003	325	515	158.5%
7/31/2003	212	1,475	695.8%
Fiscal year 2003	1,833	3,736	203.8%

10/31/2003	1,339	160	11.9%
1/31/2004	1,135	111	9.8%
4/30/2004	1,252
7/31/2004	1,454
Fiscal year 2004	5,161	271	5.3%

10/31/2004	1,438	286	19.9%
1/31/2005	(284)	1,971	-694.0%
YTD FY2005	1,154	2,257	195.6%

Exhibit 10

NGS segment
Segment income (loss)
Trends
(Amounts in thousands)
Quarter Ended	NGS segment income (loss) as reported	Prior Yr. Period as reported	Change in as reported	% change Results improved (declined)	Add back adjustment	Adjusted revenue current period	Adjusted revenue prior year period	Change in adjusted compared to adjusted in prior year period	% change Results improved (declined)	Same trend re prior year period?	Same trend re immediately preceding quarter?

10/31/2001	(Segment
1/31/2002	results not
4/30/2002	reported				5,000
7/31/2002	in these				775
Fiscal year 2002	periods)				5,775

10/31/2002	465	0	465	n/a	1,150	1,615		1,615	n/a
1/31/2003	831	0	831	n/a	596	1,427		1,427	n/a
4/30/2003	325	0	325	n/a	515	840		840	n/a
7/31/2003	212	0	212	n/a	1,475	1,687		1,687	n/a
Fiscal year 2003	1,833	0	1,833	n/a	3,736	5,569		5,569	n/a

10/31/2003	1,339	465	874	188.0%	160	1,499	1,615	(116)	-7.2%	No	No
1/31/2004	1,135	831	304	36.6%	111	1,246	1,427	(181)	-12.7%	No	Yes
4/30/2004	1,252	325	927	285.2%		1,252	840	412	49.0%	Yes	Yes
7/31/2004	1,454	212	1,242	585.8%		1,454	1,687	(233)	-13.8%	No	Yes
Fiscal year 2004	5,161	1,833	3,328	181.6%	271	5,432	5,569	(137)	-2.5%	No

10/31/2004	1,438	1,339	99	7.4%	286	1,724	1,499	225	15.0%	Yes	No
1/31/2005	(284)	1,135	(1,419)	-125.0%	1,971	1,687	1,246	441	35.4%	No	Yes
YTD FY2005	1,154	2,474	(1,320)	-53.4%	2,257	3,411	2,745	666	24.3%	No

Exhibit 11

Net income (loss) before special and non-cash items (NIBSNCI)
Materiality of adjustment in same period
(Amounts in thousands)
Quarter Ended	NIBSNCI	Adjustment	Adjustment as % of NIBSNCI

10/31/2001	(19,293)
1/31/2002	(15,742)
4/30/2002	(11,665)	5,000	-42.9%
7/31/2002	(5,388)	775	-14.4%
Fiscal year 2002	(52,044)	5,775	-11.1%

10/31/2002	(3,654)	1,150	-31.5%
1/31/2003	(3,383)	596	-17.6%
4/30/2003	(3,108)	515	-16.6%
7/31/2003	(2,924)	1,475	-50.4%
Fiscal year 2003	(13,069)	3,736	-28.6%

10/31/2003	(2,636)	160	-6.1%
1/31/2004	(3,112)	111	-3.6%
4/30/2004	(3,126)
7/31/2004	(3,198)
Fiscal year 2004	(12,073)	271	-2.2%

10/31/2004	(4,106)	286	-7.0%
1/31/2005	(6,948)	1,971	-28.4%
YTD FY2005	(11,054)	2,257	-20.4%

Exhibit 12

Net income (loss) before special and non-cash items (NIBSNCI)
Trends
(Amounts in thousands)
Quarter Ended	NIBSNCI	Prior Yr. Period as reported	Change in as reported	% change Results improved (declined)	Add back adjustment	Adjusted revenue current period	Adjusted revenue prior year period	Change in adjusted compared to adjusted in prior year period	% change Results improved (declined)	Same trend re prior year period?	Same trend re immediately preceding quarter?

10/31/2001	(19,293)	(17,872)	(1,421)	-8.0%		(19,293)	(17,872)	(1,421)	-8.0%
1/31/2002	(15,742)	(26,490)	10,748	40.6%		(15,742)	(26,490)	10,748	40.6%
4/30/2002	(11,665)	(27,065)	15,400	56.9%	5,000	(6,665)	(27,065)	20,400	75.4%	Yes	Yes
7/31/2002	(5,388)	(17,049)	11,661	68.4%	775	(4,613)	(17,049)	12,436	72.9%	Yes	Yes
Fiscal year 2002	(52,044)	(88,475)	36,431	41.2%	5,775	(46,269)	(88,475)	42,206	47.7%	Yes

10/31/2002	(3,654)	(19,293)	15,639	81.1%	1,150	(2,504)	(19,293)	16,789	87.0%	Yes	Yes
1/31/2003	(3,383)	(15,742)	12,359	78.5%	596	(2,787)	(15,742)	12,955	82.3%	Yes	No
4/30/2003	(3,108)	(11,665)	8,557	73.4%	515	(2,593)	(6,665)	4,072	61.1%	Yes	Yes
7/31/2003	(2,924)	(5,388)	2,464	45.7%	1,475	(1,449)	(4,613)	3,164	68.6%	Yes	Yes
Fiscal year 2003	(13,069)	(52,044)	38,975	74.9%	3,736	(9,333)	(46,269)	36,936	79.8%	Yes

10/31/2003	(2,636)	(3,654)	1,018	27.9%	160	(2,476)	(2,504)	28	1.1%	Yes	No
1/31/2004	(3,112)	(3,383)	271	8.0%	111	(3,001)	(2,787)	(214)	-7.7%	No	Yes
4/30/2004	(3,126)	(3,108)	(18)	-0.6%		(3,126)	(2,593)	(533)	-20.6%	Yes	Yes
7/31/2004	(3,198)	(2,924)	(274)	-9.4%		(3,198)	(1,449)	(1,749)	-120.7%	Yes	Yes
Fiscal year 2004	(12,073)	(13,069)	996	7.6%	271	(11,802)	(9,333)	(2,469)	-26.5%	No

10/31/2004	(4,106)	(2,636)	(1,470)	-55.8%	286	(3,820)	(2,476)	(1,344)	-54.3%	Yes	Yes
1/31/2005	(6,948)	(3,112)	(3,836)	-123.3%	1,971	(4,977)	(3,001)	(1,976)	-65.8%	Yes	Yes
YTD FY2005	(11,054)	(5,748)	(5,306)	-92.3%	2,257	(8,797)	(5,477)	(3,320)	-60.6%	Yes